September 8, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Branch Chief
Division of Corporation Finance

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 11, 2009
File No. 000-26489

Ladies and Gentlemen:

We refer to Mr. Vaughn’s letter dated August 24, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Vaughn’s letter immediately preceding our response thereto.

1. Related to our previous comments 3 and 4, please provide us with your analysis of how the forward flow asset qualified for recognition under SFAS 141. Additionally, as part of your response, please tell us how this asset was valued, including how you concluded that the pricing for the asset was made on more favorable terms than similar types of forward flow arrangements existing in the marketplace at the time.

Response:

In June 2005, the Company acquired certain assets, including receivable portfolios, from Jefferson Capital Systems, LLC (“Jefferson Capital”), a subsidiary of CompuCredit Corporation, for $142.9 million in cash. As part of the acquisition, the Company acquired a portfolio of charged-off consumer credit card debt with a face value of approximately $2.8 billion, entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of freshly charged-off credit card accounts from Jefferson Capital at monthly intervals over a 60-month period (the “Forward Flow Agreement”) and entered into an agreement to offer employment to approximately 120 employees. The assets acquired were deemed to be a business and the acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141(“SFAS 141”), “Business Combinations.”

As part of the allocation of the purchase price, the Company identified and valued the Forward Flow Agreement separately from goodwill in accordance with SFAS 141 paragraph 39, and determined that it met the contractual-legal criterion as defined in paragraph A10. The asset underlying the Forward

Securities and Exchange Commission

September 8, 2009

Flow Agreement (“the Forward Flow Asset”) was an identifiable asset exchanged in the business combination and therefore was qualified for recognition under SFAS 141.

The Company retained an independent valuation firm to help evaluate the initial value of the Forward Flow Asset. Based on this independent valuation, the initial value of the Forward Flow Asset was determined using a market approach, which employed a comparative analysis of actual market data of similar assets. The steps used in determining the initial value of the Forward Flow Asset were as follows:

i.	Estimated proceeds from purchases under the Forward Flow Agreement as a percentage of face value: The Company’s management performed a detailed statistical analysis of the expected collection curve for each monthly portfolio to be purchased pursuant to the Forward Flow Agreement.

ii.	Acquisition multiple: The valuation firm determined the appropriate acquisition multiple (future collections divided by purchase price) to be applied. An appropriate financial return was used in determining the appropriate multiple to apply.

iii.	Implied monthly prepayment: Taking into account the expected collections, the acquisition multiple, and the contractual price of all future portfolio purchases under the Forward Flow Agreement, a value for the monthly Forward Flow Asset was determined.

iv.	Present value of monthly Forward Flow Asset: The cash flows attributable to the monthly Forward Flow Asset were discounted at a rate commensurate with the risk of achieving the projected cash flows pursuant to purchases under the Forward Flow Agreement.

v.	Fair value of the Forward Flow Agreement: Based on the market approach described above, the fair value of the Forward Flow Asset was estimated to be approximately $42.5 million at acquisition.

Importantly, the Company did not enter into the Forward Flow Agreement in order to obtain favorable pricing terms as compared to similar types of forward flow arrangements existing in the marketplace at the time. Rather, the Company’s intention in entering into such agreement was to lock-in the ability to purchase freshly charged-off receivable portfolios at a contracted price over a 60-month period.

In July 2008, the Company initiated arbitration against Jefferson Capital as a result of a breach of the Forward Flow Agreement by Jefferson Capital and ceased purchasing receivable portfolios under the Forward Flow Agreement. On September 5, 2009, the Company and Jefferson Capital entered into an agreement to settle all matters related to the arbitration. As part of that agreement, the Company agreed to purchase a portfolio of charged-off assets from Jefferson Capital. The entire balance of the Forward Flow Asset will be allocated to this purchase. As a result, the Company will fully realize the value of the Forward Flow Asset. Following implementation of the settlement, the Company will no longer be obligated to make future purchases under the Forward Flow Agreement.

2. Please refer to our previous comments 3 and 4 in our letter dated June 24, 2009. We note that you believe the most likely outcome is that you will be successful in your litigation and arbitration against Jefferson Capital. We also note that you have not considered the legal costs you have incurred to ensure the recoverability of the forward flow asset in your consideration of cash flow related to this asset. Please address the following:

a.	In light of the fact that there is more than one outcome that will impact future cash flows related to your forward flow asset, tell us whether you have considered a probability weighted approach when determining if the forward flow asset is impaired. If not, please tell us whether you would have come to a materially different conclusion if you had and provide us with your analysis.

Securities and Exchange Commission

September 8, 2009

Response:

For the year ended December 31, 2008, the Company considered the use of a probability-weighted approach to determine if the Forward Flow Asset was impaired, but believed that it was inappropriate to apply such an approach. While the Company acknowledges that there were multiple possible outcomes from this arbitration, the inherent uncertainty in these outcomes made the probability-weighted approach impractical.

The following represents two extreme scenarios where the Company assumed the outcome of the arbitration proceedings would have been 100% successful or 100% unsuccessful.

Scenario 1 - If the Company was successful in the arbitration proceedings, it would have a claim against Jefferson Capital for an amount exceeding the full carrying value of the Forward Flow Asset ($10.3 million as of June 30, 2009). Additionally, approximately $9.0 million is held in an escrow account related to the Jefferson Capital acquisition. If necessary, the Company could make a claim from the escrow and recover most of the remaining balance of the Forward Flow Asset.

Scenario 2 - If the Company was unsuccessful in the arbitration proceedings against Jefferson Capital, one of the likely practical outcomes is that the Company would be required to resume portfolio purchases from Jefferson Capital. To the extent that such purchasing resumed, a portion of the Forward Flow Asset would be allocated (amortized) to each subsequent purchase from Jefferson Capital. Under this scenario, the Company concluded that the asset would be fully recoverable.

Since the Forward Flow Asset is fully recoverable under either scenario, the Company concluded that any probability-weighted scenario that fell between these two extreme circumstances would not have produced an outcome that was materially different from the conclusion that the forward flow asset was not impaired.

On September 5, 2009, the Company and Jefferson Capital entered into an agreement to settle all matters related to the arbitration. As part of that agreement, the Company agreed to purchase a portfolio of charged-off assets from Jefferson Capital. The entire balance of the Forward Flow Asset will be allocated to this purchase. As a result, the Company will fully realize the value of the Forward Flow Asset. Following implementation of the settlement, the Company will no longer be obligated to make future purchases under the Forward Flow Agreement.

b.	Tell us your basis for not including litigation costs expended in your estimate of future cash flows when you performed the test of recoverability given that you are incurring this expense primarily to recover the value of the forward flow asset. Refer to paragraph 360-10-35-33 of the FASB codification.

Response:

In accordance with paragraph 360-10-35-33 of the FASB codification, the estimated cash flows used to test the recoverability of a long-lived asset shall include cash flows associated with future expenditures necessary to maintain the existing service potential of such asset. The Company believes that the litigation costs associated with its arbitration against Jefferson Capital do not fall into the scope of such expenditure, as the Company considers these to be indirect costs

Securities and Exchange Commission

September 8, 2009

and not a necessary cost to maintain the existing service potential or disposal of this asset. The Company did not initiate the arbitration to protect or recover the value of the Forward Flow Asset. Rather, the Company (at its discretion) commenced its arbitration with Jefferson Capital pursuant to the dispute resolution provisions in the relevant agreements in order to obtain a determination that Jefferson Capital had breached the applicable agreements by making untrue representations and warranties. Further, the Company adopted an accounting policy whereby all legal fees are expensed as incurred.

As such, the Company does not believe it is appropriate to include litigation costs in the estimation of future cash flows to test the recoverability of the Forward Flow Asset.

c.	Tell us in detail how you take into consideration any unfavorable market conditions related to current market price for such receivables compared to the contractual pricing under the Forward Flow Agreement in your impairment analysis. Provide us with quantification of any differential.

Response:

Under the Forward Flow Agreement, the Company purchased freshly charged-off consumer debt at monthly intervals at a contracted price of approximately 6% of face value. Although the increase in credit card charge-offs and delinquencies and the reduction in number of companies that buy charged off assets have resulted in reductions in the market price for portfolios of charged-off receivables, the 6% contract price in the Forward Flow Agreement is less than the current market price for similar receivables. For instance, the current market pricing for comparable freshly charged-off portfolios originated by issuer A ranges from 6.5% to 7.0%, and the Company has been purchasing these receivables at a price of 6.5%; the pricing for similar portfolios originated by issuer B ranges from 6.85% to 7.25% and the Company has been purchasing these receivables at the price of 6.85%; and the pricing for similar portfolios originated by issuer C is approximately 8%.

As such, the Company believes there are no indications that the price for receivables purchased under the Forward Flow Agreement is unfavorable as compared to the current market price for comparable freshly charged-off receivable portfolios.

d.	You state that if your arbitration efforts are unsuccessful you will return to purchasing receivables from Jefferson Capital. Tell us why you expect to purchase additional receivables from this entity in light of the FTC and FDIC actions as well as your belief that the receivables previously purchased may be in breach of the Asset Purchase and Forward Flow Agreements.

Response:

On September 5, 2009, the Company and Jefferson Capital entered into an agreement to settle all matters related to the arbitration. As part of that agreement, the Company agreed to purchase a portfolio of charged-off assets from Jefferson Capital. The entire balance of the Forward Flow Asset will be allocated to this purchase. As a result, the Company will fully realize the value of the Forward Flow Asset. Following implementation of the settlement, the Company will no longer be obligated to make future purchases under the Forward Flow Agreement.

e.	Please tell us and disclose in future filings the extent to which you believe you were harmed by the actions noted in the FTC and FDIC complaints. Clearly identify any impairment or negative

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September 8, 2009

consequences of the receivables you purchased to date or receivables to be purchased in the future from Jefferson Capital as a result of the actions noted in the FTC and FDIC complaints or any other factors, including current market conditions. To the extent you have been harmed by the purchase or may be harmed by future purchases, please explain why your response indicates you intend to purchase additional similar receivables from Jefferson Capital if you are unsuccessful in your arbitration efforts. Specify how you considered the financial impact of such harm or negative consequences in your impairment analysis under this scenario.

Response:

Prior to July 2008, the Company had purchased receivable portfolios from Jefferson Capital under the Forward Flow Agreement. The Company created pool groups for receivable portfolios acquired from Jefferson Capital and determined expected cash flows from such pool groups based on its internally developed model and established appropriate Internal Rates of Return (IRR) on these pool groups. On a quarterly basis, the Company compared the actual cash flow with the forecasted cash flow from these portfolios and determined if impairment provision should be recorded in accordance with the FASB Accounting Standards Codification 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality.” The Company also performed impairment analyses on the Forward Flow Asset in accordance with paragraph 360-10-35-33 of the FASB codification (formerly AICPA’s Statement of Position 03-3, “Accounting for Certain Debt Securities Acquired in a Transfer”).

In June 2008, the FTC announced that it had sued Jefferson Capital and its parent company, CompuCredit Corporation, alleging that they had violated the FTC Act with deceptive marketing practices when issuing credit cards. In July 2008, the Company initiated arbitration as a result of the breach of contract by Jefferson Capital and ceased purchasing receivable portfolios under the Forward Flow Agreement. Subsequent to, and as a result of, the FTC complaint, the Company noted that the Jefferson Capital portfolios’ cash flow declined compared to their projected cash flow and declined more than other similar portfolios owned by the Company. The Company has disclosed in its Form 10-K for the year ended December 31, 2008, that approximately $10 million of its impairment provision for 2008 was related to receivable portfolios acquired from Jefferson Capital. The Company, however, cannot quantify the impairment provision specifically related to the FTC litigation claims against Jefferson Capital. In addition to its quarterly analysis of portfolio impairment the Company also analyzed potential impairment of the Forward Flow Asset. As noted in 2.a and 2.b above, the Company has concluded that the Forward Flow Asset has not been impaired.

In December 2008, the FTC announced that it had agreed to a settlement of the litigation with Jefferson Capital and its parent Company, CompuCredit, whereby those companies will credit approximately $114.0 million to certain customer accounts. Jefferson Capital and CompuCredit have advised the Company that a substantial majority of the accounts affected by the settlement had been sold to the Company.

On September 5, 2009, the Company and Jefferson Capital entered into an agreement to settle all matters related to the arbitration. As part of that agreement, the Company agreed to purchase a portfolio of charged-off assets from Jefferson Capital. The entire balance of the Forward Flow Asset will be allocated to this purchase. As a result, the Company will fully realize the value of the Forward Flow Asset. Following implementation of the settlement, the Company will no longer be obligated to make future purchases under the Forward Flow Agreement.

Securities and Exchange Commission

September 8, 2009

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the comment letter. If you have any questions regarding this response, please do not hesitate to call me at (858) 309-6904.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg,
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Rebekah Blakeley Moore, Staff Accountant
BDO Seidman, LLP
Pillsbury Winthrop Shaw Pittman LLP